EXHIBIT 21.1

SUBSIDIARIES

Bionik Acquisition Inc., a company existing under the laws of Canada and a wholly owned subsidiary.

Bionik Laboratories Inc., a company existing under the laws of Canada. Bionik Acquisition Inc. owns 100 Class 1 common shares of Bionik Laboratories Inc., representing 100% of the outstanding Class 1 common shares of Bionik Laboratories Inc.

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